AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)

WELLS FARGO MULTI-SECTOR INCOME FUND

(Name of Subject Company)

WELLS FARGO MULTI-SECTOR INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

94987D101

(CUSIP Number of Class of Securities)

C. David Messman, Secretary

Wells Fargo Funds Management, LLC

525 Market Street

San Francisco, CA 94105

(800) 222-8222

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

Marco E. Adelfio

Goodwin Procter LLP

901 New York Ave. NW, 9th Floor

Washington, D.C. 20001

CALCULATION OF FILING FEE

TRANSACTION VALUATION $88,911,210.92   (a)    AMOUNT OF FILING FEE: $10,304.81 (b)

(a)   Calculated as the aggregate maximum purchase price for common shares of beneficial interest in the Offer, based on the net asset value per common share as of April 10, 2017, the most recently determined net asset value prior to the commencement of the Offer.

(b)  Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,304.81

Form or Registration No.: Schedule TO

Filing Party: WELLS FARGO MULTI-SECTOR INCOME FUND

Date Filed: April 13, 2017

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

EXPLANATORY NOTE

This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule TO (as amended hereby, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2017 by Wells Fargo Multi-Sector Income Fund (the “Fund”), pursuant to Rule 13e‑4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the tender offer (the “Offer”) by the Fund to purchase up to 15% or 6,165,826 shares of the Fund’s outstanding common shares of beneficial interest, par value $0.01 per share, for cash at a price equal to 98% of the net asset value per share effective as of the close of the regular trading session of the NYSE on May 12, 2017 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Schedule TO.   Filed herewith as Exhibit (a)(5)(iii) is a copy of the Press Release issued by the Fund on May 12, 2017 announcing the final results of the Offer, and the information contained therein is incorporated herein by reference.

This Amendment No. 1 to Schedule TO amends the Schedule TO to add additional exhibits in accordance with Rule 13e-4(c)(4) promulgated under the Exchange Act.

ITEM 12.  EXHIBITS.

            (a)(5)(iii)          Press Release dated May 12, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELLS FARGO MULTI-SECTOR INCOME FUND

/s/ Andrew Owen

By: Andrew Owen

Title: President

May 12, 2017